EXHIBIT 12.1

Juniper Networks, Inc.
Statements of Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Years Ended December 31,
	2016(*)	2015(*)	2014(*)	2013(*)	2012(*)
Earnings for computation of ratio:
Income (loss) before income taxes and before adjustment for noncontrolling interests in consolidated subsidiaries or income from equity investees	$827.4	$852.2	$(86.3)	$518.4	$266.0
Plus:
Fixed charges	109.4	98.5	83.3	76.1	72.0
Amortization of capitalized interest	1.3	0.8	0.5	0.4	—
Less:
Interest capitalized	(0.4)	(2.2)	(2.7)	(1.9)	(7.1)
Total earnings (loss)	$937.7	$949.3	$(5.2)	$593.0	$330.9

Fixed charges:
Interest expense	$95.7	$81.9	$66.0	$58.1	$52.2
Interest capitalized	0.4	2.2	2.7	1.9	—
Amortized premiums, discounts, and capitalized expenses relating to indebtedness	1.9	1.4	0.8	0.3	0.8
Estimate of interest within rental expense	11.4	13.0	13.8	15.8	19.0
Total fixed charges	$109.4	$98.5	$83.3	$76.1	$72.0

Ratio of earnings (loss) to fixed charges	8.6x	9.6x	(0.1)x	7.8x	4.6x
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(*)	For this ratio, both "earnings" and “fixed charges” conform to the calculation required by Item 503(d) of Regulation S-K.